UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-35912

CUSIP NUMBER: 29102H108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Emerge Energy Services LP
Full Name of Registrant

N/A
Former Name if Applicable

180 State Street, Suite 225
Address of Principal Executive Office (Street and Number)

Southlake, Texas 76092
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Over the past several months, our management has been, and continues to be, focused on addressing Emerge Energy Services LP’s (the “Partnership’s”) compliance with its Amended and Restated Revolving Credit and Security Agreement, dated June 27, 2014, as amended (the “Credit Agreement”).  As previously reported, on April 20, 2016, the Partnership notified PNC Bank, National Association of an event of default under the Credit Agreement as a result of the Partnership’s failure to maintain compliance with the financial covenants under its revolving credit facility. Our management is in advanced discussions to obtain an amendment to restructure the Credit Agreement which would allow us to regain and maintain compliance with the financial covenants thereunder and provide us with sufficient long-term liquidity.  The Partnership expects to have this amendment in place upon closing the sale of our fuel business in the third quarter of 2016.  The terms of the amendment to the Credit Agreement or, in its absence, an acceleration of the outstanding amounts under the Credit Agreement would materially affect the financial statements presented in the Quarterly Report and the disclosures set forth in the Quarterly Report. The issues described above, which have caused the Partnership to be unable to timely file the Quarterly Report, could not be eliminated without unreasonable effort or expense.

Forward-Looking Statements

This notification contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements reflect management’s current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements.  Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “intend,” “plan,” “could,” “may” and similar expressions.  Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things:

•      the risk that we may not obtain a waiver, amendment or other arrangement with our lender;

•      the risk that, if we do not enter into an amendment to the Credit Agreement, our lenders may exercise their remedies under the Credit Agreement, including declaring all outstanding debt thereunder to be immediately due and payable and exercising their remedies against our assets and our subsidiaries’ assets

•      the risk that we may not complete the sale of our fuel business in a timely manner or at all; and

•      the other factors detailed in the section entitled “Risk Factors” included in the Partnership’s periodic reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2015.

All forward-looking statements included in this notification should be considered in the context of these risk factors.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Deborah Deibert	(817)	865-5830
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Quarterly Report on Form 10-Q for the period ended March 31, 2016.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership reported net loss of $(22.9) million, or $(0.95) per diluted unit, for the three months ended June 30, 2016. Net income and net income per unit for the three months ended June 30, 2015, were $2.9 million and $0.12 per diluted unit, respectively. As of March 31, 2016, the results of operations of the fuel business have been classified as discontinued operations for all periods presented and we now operate our continuing business in a single sand segment. Net loss and net loss per diluted unit for continuing operations for the three months ended June 30, 2016 were $(28.2) million and $(1.17) per diluted unit, compared to net income and net income per diluted unit for continuing operations for the three months ended June 30, 2015 of $0.7 million and $0.03 per diluted unit. This change in the Partnership’s results of operations is primarily due to significant decreases in price and total volume sold by our sand segment as a result of the downturn in market demand for frac sand.

Emerge Energy Services LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2016	By	Emerge Energy Services GP LLC, its general partner

			By:	/s/ Deborah Deibert
			Name:	Deborah Deibert
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).